[redacted]

14048958

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**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

SEC MAIL PROCESSING RECEIVED MAR 04 2014

| SEC FILE NUMBER |
|---|
| 8-52911 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT AS OF **12/31/13** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**CCM SECURITIES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**440 South LaSalle Street, Suite 900**
(No. and Street)

| **Chicago** | **Illinois** | **60605** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Michael Kole** **(312) 577-5602**
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 2250** | **Chicago** | **Illinois** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# CCM SECURITIES, LLC

## STATEMENT OF FINANCIAL CONDITION
## AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2013

AVAILABLE FOR PUBLIC INSPECTION

# OATH OR AFFIRMATION

I, **Mike Kole** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CCM Securities, LLC** as of **December 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

27th day of February, 2014

Michelle Doherty
Notary Public

OFFICIAL SEAL
MICHELLE DOHERTY
Notary Public - State of Illinois
My Commission Expires Jun 1, 2017

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

## INDEPENDENT AUDITORS' REPORT

To the Member of CCM Securities, LLC

We have audited the accompanying financial statement of CCM Securities, LLC (the "Company"), which comprises of the statement of financial condition as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

**Management's Responsibility for the Financial Statement**
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CCM Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

**Report on Other Regulatory Requirements**
Our audit was conducted for the purpose of forming an opinion on the financial statement as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statement. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statement and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statement or to the financial statement itself, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statement as a whole.

*Ryan & Juraska*

Chicago, Illinois
February 24, 2014

**CCM SECURITIES, LLC**

**Statement of Financial Condition**

**December 31, 2013**

---

**Assets**

| | | |
|---|---|---|
| Cash | $ | 181,664 |
| Receivable from broker-dealers | | 1,535,535 |
| Securities owned, at fair value | | 5,623,374 |
| Commissions receivable | | 86,429 |
| Furniture and equipment (net of accumulated depreciation of $115,264) | | 15,055 |
| Receivable from affiliate | | 17,500 |
| Other assets | | 18,728 |
| | $ | 7,478,285 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| Liabilities | | |
| Payable to affiliates | $ | 402,061 |
| Securities sold, not yet purchased, at fair value | | 4,150,893 |
| Accounts payable and accrued expenses | | 224,506 |
| | | 4,777,460 |
| Member's equity | | 2,700,825 |
| | $ | 7,478,285 |

See accompanying notes.

## 1. Organization and Business

CCM Securities, LLC (the "Company"), an Illinois limited liability company, was formed on May 12, 2000 and is a wholly-owned subsidiary of Bluefin Markets Holdings, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services to retail customers and clears all customer transactions through other brokers on a fully disclosed basis. The Company also engages in proprietary trading of fixed income securities.

## 2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Commission revenue and related expenses are recorded on an accrual basis. Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with ASC 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Realized and unrealized gains or losses from securities trading are included in other income in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2010. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2013.

Depreciation

Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method.

## 3. Related Party Transactions

At December 31, 2013, the Company had a receivable from an affiliate totaling $17,500 and payables to entities affiliated through common management totaling approximately $402,061, respectively. These payables represent amounts paid for shared expenses by the affiliated entities on behalf of the Company. During the year ended December 31, 2013, the Company made payments to Bluefin Trading, LLC, Chicago Capital Markets LLC and CCM Forex LLC, totaling approximately $131,000. The Company received payments from Bluefin Trading, LLC, Chicago Capital Markets, LLC and Bluefin Agency Holdings, LP, totaling approximately $210,000, for the year ended December 31, 2013.

## 4. Concentration of Credit Risk

At December 31, 2013, a significant credit concentration consisted of approximately $2.1 million and $900,000, representing the cash balances of the Company's accounts with, Merrill Lynch Professional Clearing Corp. and Broadcort Clearing Corp. Management does not consider any credit risk associated with these receivables to be significant.

## 5. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2013 totaled approximately $59,000.

## 6. Off-Balance Sheet Risk

Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

## 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2013, the Company had net capital and net capital requirements of $1,879,271 and $100,000, respectively.

## 8. Fair Value Measurements and Disclosures

Accounting Standards Codification Topic ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded corporate debt securities are generally categorized in level 1 of the fair value hierarchy.

## 8. Fair Value Measurements and Disclosures

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

| | Level 1 | |
|---|---|---|
| | Assets | Liabilities |
| | Securities Owned | Securities Sold, Not Yet Purchased |
| **Corporate obligations** | $ 5,623,374 | $ 2,571,663 |
| **U.S. Government obligations** | - | 1,579,230 |
| | $ 5,623,374 | $ 4,150,893 |

At December 31, 2013, the Company held no Level 2 or Level 3 investments.

## 9. Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign ecxchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

<u>Other Guarantees</u>

The Company has entered into clearing agreements with its brokers to guarantee the performance of its customers in meeting contracted obligations. As previously mentioned, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

## 10. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2014, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements other than those listed below.

CCM SECURITIES, LLC

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2013

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total member's equity | | $ 2,700,825 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Commissions receivable | $ 86,429 | |
| Furniture and equipment, net | 15,055 | |
| Receivable from affiliate | 17,500 | |
| Other assets | 18,728 | (137,712) |
| Net capital before haircuts on securities positions | | 2,563,113 |
| Haircuts on securities: | | |
| Trading and investment securities: | | |
| Debt securities | $ 655,871 | |
| Undue concentration | 27,971 | (683,842) |
| Net capital | | $ 1,879,271 |
| **Computation of basic capital requirement** | | |
| Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness) | | 100,000 |
| Net capital in excess of net capital requirement | | $ 1,779,271 |
| **Computation of aggregate indebtedness** | | |
| Aggregate indebtedness | | $ 626,567 |
| Ratio of aggregate indebtedness to net capital | | % 33.34 |

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2013.

See accompanying notes.

**CCM SECURITIES, LLC**

**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**

**December 31, 2013**

---

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

**CCM SECURITIES, LLC**

**Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3**

**December 31, 2013**

---

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
CCM Securities, LLC

In planning and performing our audit of the statement of financial condition of CCM Securities, LLC (the "Company") as of December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statement, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

R&J

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statement will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, as of January 31, 2013 the Company materially overstated its net capital computation due to not properly accounting for the allowable and non-allowable portions of commissions receivable. The Company took immediate measures to correct the overstatement of its net capital computation so that the allowable and non-allowable portions of commissions receivable were properly reflected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2014

# CCM SECURITIES, LLC

## FINANCIAL STATEMENTS
## AND SUPPLEMENTARY SCHEDULES
### PURSUANT TO SEC RULE 17a-5(d)

**December 31, 2013**
**CONFIDENTIAL**

# OATH OR AFFIRMATION

I, **Mike Kole** swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **CCM Securities, LLC** as of **December 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chief Financial Officer
Title

Subscribed and sworn to before me this

27th day of February, 2014

[signature: Michelle Doherty]
Notary Public

OFFICIAL SEAL
MICHELLE DOHERTY
Notary Public - State of Illinois
My Commission Expires Jun 1, 2017

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [x] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

| OMB APPROVAL |
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| OMB Number: 3235-0123 |
| Expires: March 31, 2016 |
| Estimated average burden hours per response ..........12.00 |

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**



**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

| SEC FILE NUMBER |
|---|
| 8-52911 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**CCM SECURITIES, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**440 South LaSalle Street, Suite 900**
(No. and Street)

| **Chicago** | **Illinois** | **60605** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Michael Kole** **(312) 577-5602**
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 2250** | **Chicago** | **Illinois** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604

## INDEPENDENT AUDITORS' REPORT

To the Member of CCM Securities, LLC

We have audited the accompanying financial statements of CCM Securities, LLC (the "Company"), which comprise of the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CCM Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Report on Other Regulatory Requirements**
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the supplementary schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the supplementary schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2014

**CCM SECURITIES, LLC**

**Statement of Financial Condition**

**December 31, 2013**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 181,664 |
| Receivable from broker-dealers | | 1,535,535 |
| Securities owned, at fair value | | 5,623,374 |
| Commissions receivable | | 86,429 |
| Furniture and equipment (net of accumulated depreciation of $115,264) | | 15,055 |
| Receivable from affiliate | | 17,500 |
| Other assets | | 18,728 |
| | $ | 7,478,285 |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Payable to affiliates | $ | 402,061 |
| Securities sold, not yet purchased, at fair value | | 4,150,893 |
| Accounts payable and accrued expenses | | 224,506 |
| | | 4,777,460 |
| Member's equity | | 2,700,825 |
| | $ | 7,478,285 |

See accompanying notes.

**CCM SECURITIES, LLC**

**Statement of Operations**

**Year Ended December 31, 2013**

| | | |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 6,839,170 |
| Other | | (22,125) |
| | | 6,817,045 |
| **Expenses** | | |
| Employee compensation and benefits | | 3,516,678 |
| Commissions, execution, clearance and regulatory fees | | 1,197,666 |
| Communications and market data | | 657,659 |
| Occupancy | | 86,964 |
| Travel and entertainment | | 51,008 |
| Depreciation | | 33,328 |
| Professional fees | | 9,570 |
| Other operating expenses | | 165,975 |
| | | 5,718,848 |
| **Net income** | $ | 1,098,197 |

See accompanying notes.

**CCM SECURITIES, LLC**

**Statement of Changes in Member's Equity**

**Year Ended December 31, 2013**

| | | |
|---|---|---|
| **Balance at January 1, 2013** | $ | 4,102,628 |
| Withdrawals | | (2,500,000) |
| Net income | | 1,098,197 |
| **Balance at December 31, 2013** | $ | 2,700,825 |

See accompanying notes.

**CCM SECURITIES, LLC**

**Statement of Cash Flows**

**Year Ended December 31, 2013**

| | |
|---|---|
| **Cash flows from operating activities** | |
| Net income | $ 1,098,197 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 33,328 |
| (Increase) decrease in operating assets: | |
| Receivable from broker-dealers | 1,508,302 |
| Securities owned, at fair value | (5,623,374) |
| Commissions receivable | 168,390 |
| Receivable from affiliates | 9,441 |
| Other assets | 2,364 |
| Increase (decrease) in operating liabilities: | |
| Accounts payable and accrued expenses | (200,159) |
| Securities sold, not yet purchased, at fair value | 4,150,893 |
| Payable to affiliates | 387,021 |
| Net cash provided by operating activities | 1,534,403 |
| **Cash flows from investing activities** | |
| Purchases of equipment | (2,951) |
| Net cash used in investing activities | (2,951) |
| **Cash flows from financing activities** | |
| Member's withdrawals | (2,500,000) |
| Net cash used in financing activities | (2,500,000) |
| **Net decrease in cash** | (968,548) |
| **Cash at beginning of year** | 1,150,212 |
| **Cash at end of year** | $ 181,664 |

See accompanying notes.

## 1. Organization and Business

CCM Securities, LLC (the "Company"), an Illinois limited liability company, was formed on May 12, 2000 and is a wholly-owned subsidiary of Bluefin Markets Holdings, L.P. (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services to retail customers and clears all customer transactions through other brokers on a fully disclosed basis. The Company also engages in proprietary trading of fixed income securities.

## 2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation

Commission revenue and related expenses are recorded on an accrual basis. Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with ASC 820 "Fair Value Measurements and Disclosures". The carrying values of cash, receivables and payables approximate fair value due to the short maturities of these financial instruments.

Realized and unrealized gains or losses from securities trading are included in other income in the statement of operations.

Use of Estimates

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

No provision has been made for federal U.S. income taxes as the taxable income or loss of the Company is included in the respective income tax returns of the member.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2010. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2013.

Depreciation

Furniture and equipment is being depreciated over the estimated useful lives of the assets using the straight-line method. Depreciation expense for the year ended December 31, 2013 totaled approximately $33,000.

**3. Related Party Transactions**

At December 31, 2013, the Company had a receivable from an affiliate totaling $17,500 and payables to entities affiliated through common management totaling approximately $402,061, respectively. These payables represent amounts paid for shared expenses by the affiliated entities on behalf of the Company. During the year ended December 31, 2013, the Company made payments to Bluefin Trading, LLC, Chicago Capital Markets LLC and CCM Forex LLC, totaling approximately $131,000. The Company received payments from Bluefin Trading, LLC, Chicago Capital Markets, LLC and Bluefin Agency Holdings, LP, totaling approximately $210,000, for the year ended December 31, 2013.

**4. Concentration of Credit Risk**

At December 31, 2013, a significant credit concentration consisted of approximately $2.1 million and $900,000, representing the cash balances of the Company's accounts with, Merrill Lynch Professional Clearing Corp. and Broadcort Clearing Corp. Management does not consider any credit risk associated with these receivables to be significant.

**5. Employee Benefit Plan**

The Company has established a 401(k) plan for qualified employees. The Company can elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2013 totaled approximately $59,000. The Company elected to make no contributions to the plan for the year ended December 31, 2013.

**6. Off-Balance Sheet Risk**

Customer transactions are introduced to and cleared through the Company's brokers on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

Commissions receivable represent a concentration of credit risk. The Company does not anticipate nonperformance by its customers or the brokers. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

**7. Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and various exchange rules. Under the highest requirement, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6⅔% of "aggregate indebtedness", as defined.

At December 31, 2013, the Company had net capital and net capital requirements of $1,879,271 and $100,000, respectively.

## 8. Fair Value Measurements and Disclosures

Accounting Standards Codification Topic ("ASC") 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

U.S. Government Securities are valued using quoted market prices. Valuation adjustments are not applied. Accordingly, U.S. government securities are generally categorized in level 1 of the fair value hierarchy.

Corporate Bonds are valued using recently executed transactions and market price quotations (when observable). Actively traded corporate debt securities are generally categorized in level 1 of the fair value hierarchy.

## 8. Fair Value Measurements and Disclosures, continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2013:

| | Level 1 | |
|---|---|---|
| | Assets | Liabilities |
| | Securities Owned | Securities Sold, Not Yet Purchased |
| **Corporate obligations** | $ 5,623,374 | $ 2,571,663 |
| **U.S. Government obligations** | - | 1,579,230 |
| | $ 5,623,374 | $ 4,150,893 |

At December 31, 2013, the Company held no Level 2 or Level 3 investments.

## 9. Guarantees

ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Other Guarantees

The Company has entered into clearing agreements with its brokers to guarantee the performance of its customers in meeting contracted obligations. As previously mentioned, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary. The maximum potential amount of future payments that the Company could be required to make under these guarantees cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements.

## 10. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2014, the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements other than those listed below.

**CCM SECURITIES, LLC**

**Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1**

**December 31, 2013**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total member's equity | | $ 2,700,825 |
| Deductions and/or charges: | | |
| Nonallowable assets: | | |
| Commissions receivable | $ 86,429 | |
| Furniture and equipment, net | 15,055 | |
| Receivable from affiliate | 17,500 | |
| Other assets | 18,728 | (137,712) |
| Net capital before haircuts on securities positions | | 2,563,113 |
| Haircuts on securities: | | |
| Trading and investment securities: | | |
| Debt securities | $ 655,871 | |
| Undue concentration | 27,971 | (683,842) |
| Net capital | | $ 1,879,271 |
| **Computation of basic capital requirement** | | |
| Minimum net capital required (greater of $100,000 or 6 ⅔% of aggregate indebtedness) | | 100,000 |
| Net capital in excess of net capital requirement | | $ 1,779,271 |
| **Computation of aggregate indebtedness** | | |
| Aggregate indebtedness | | $ 626,567 |
| Ratio of aggregate indebtedness to net capital | | % 33.34 |

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part II filing as of December 31, 2013.

See accompanying notes.

**CCM SECURITIES, LLC**

**Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**

**December 31, 2013**

---

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

**CCM SECURITIES, LLC**

**Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3**

**December 31, 2013**

---

The Company did not handle any customer cash or securities during the year ended December 31, 2013 and does not have any customer accounts.

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
CCM Securities, LLC

In planning and performing our audit of the financial statements of CCM Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, as of January 31, 2013 the Company materially overstated its net capital computation due to not properly accounting for the allowable and non-allowable portions of commissions receivable. The Company took immediate measures to correct the overstatement of its net capital computation so that the allowable and non-allowable portions of commissions receivable were properly reflected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2014

# CCM SECURITIES, LLC

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION AND SUPPLEMENTARY SCHEDULES

PURSUANT TO SEC RULE 17a-5(e)(4)

Year Ended December 31, 2013

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
CCM Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying summary of Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by CCM Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period January 1, 2013 to December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period January 1, 2013 to December 31, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 25, 2014

**SIPC-7**
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

**SIPC-7**
(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

052911 FINRA DEC
CCM SECURITIES LLC 9*9
440 S LA SALLE ST STE 900
CHICAGO IL 60605-5003

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Michael Kole 312-577-5602

2. A. General Assessment (item 2e from page 2) $ 14,048

B. Less payment made with SIPC-6 filed (exclude interest) ( 6,261 )
8/8/13
Date Paid

C. Less prior overpayment applied ( – )

D. Assessment balance due or (overpayment) 7,787

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum –

F. Total assessment balance and interest due (or overpayment carried forward) $ 7,787

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 7,787

H. Overpayment carried forward $( – )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CCM Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24th day of February, 20 14.

Chief Financial Officer
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 6,817,045 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 1,197,666 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ | |
| Enter the greater of line (i) or (ii) | |
| Total deductions | 1,197,666 |
| 2d. SIPC Net Operating Revenues | $ 5,619,379 |
| 2e. General Assessment @ .0025 | $ 14,048 |
| | (to page 1, line 2.A.) |